June 28, 2017

Mr. David Irving

Senior Staff Accountant

Office of Financial Services

Securities and Exchange Commission

Washington D.C. 20549

Re:                             Beneficial Bancorp, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016 Filed February 27, 2017

Form 10-Q for the Quarterly Period Ended March 31, 2017 Filed April 27, 2017

File No. 001-36806

Dear Mr. Irving:

Please find our responses below related to your review of the above referenced filings.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity Risk, page 51

1.              We note increases in brokered deposits as a funding source in recent periods. Please revise future filings to disclose the total amount of brokered deposits in the periods presented as well as the risks related to this increase in brokered deposits and how you manage these risks.

Management’s Response

Our primary source of funds is our core deposit base of $3.3 billion as of December 31, 2016.  We do use brokered deposits and other borrowings as a liquidity source to fund our asset base.  During the year ended December 31, 2016, our brokered deposits increased $87.4 million or 1.5% of total assets.  The Company will revise future filings to disclose the total amount of brokered deposits in the periods presented as well as the risks related to the increase in brokered deposits and how the Company manages these risks.

Item 8. Financial Statements and Supplementary Data

Note 8 — Loans, page F-25

2.              In order to provide consistent presentation of credit quality metrics throughout your filings, please revise future filings to present all loan information and credit quality metrics by originated loans, acquired loans using 310-20 accounting and acquired credit impaired loans using 310-30 accounting.  Further, please make sure your discussions of the loan portfolio in MD&A provide a similar consistent presentation throughout.

Management’s Response

The Company will revise future filings to present all MD&A loan portfolio information, loan footnote information and credit quality metrics by originated loans, acquired loans using 310-20 accounting and acquired credit impaired loans using 310-30 accounting.

Allowance for Loan Losses, pages F-26 - F-27

Impaired Loans, pages F-34 — F-35

3.              We note on pages F-26 —F-27 that you present the recorded investment in loans — individually evaluated for impairment and that on pages F-34 — F-35 you present a different amount of the total recorded investment in impaired loans. Please tell us how you considered the guidance in ASC 310-10-50-11C(b) and ASC 310-10-50-15(a)(3), both of which require disclosure of loans identified as impaired, and revise future filings, as necessary.

Management’s Response

Consistent with the guidance in ASC 310-10-50-11C(b), the Company has disclosed in the “Allowance for Loan Losses” footnote on pages F-26 and F-27 the balance of “amounts individually evaluated for impairment.” At December 31, 2016, there was a total of $33.5 million of loans that we individually evaluated for impairment.  This amount consisted of $12.1 million of non-accrual loans as well as all accruing troubled debt restructurings (TDRs) of $21.4 million which have been individually evaluated for impairment by our credit department.  The Company disclosed in the “Summary of Significant Accounting Policies” footnote to the financial statements that we evaluate all TDRs for impairment on an individual basis.

Consistent with the guidance in ASC 310-10-50-15(a)(3), the Company has disclosed in the “Impaired Loans”  footnote on pages F-34 and F-35 the balance of impaired loans. This amount includes $12.1 million of non-accrual loans as well as accruing TDRs of $1.9 million that were modified during the current year. The Company has excluded TDRs that were modified in prior periods of $19.5 million in accordance with ASC 310-40-50-2 (a) and (b) that provides an exception to reporting these balances in the impairment disclosures required by paragraph 310-10-50-15(a) and 310-10-50-15(c) in the years after the restructuring if certain conditions exist.  For these restructured loans, the interest rate was equal to or greater than the rate that we would be willing to accept at the time of the restructuring for a new loan with comparable risk.  Additionally, the borrower has performed under the terms of the restructured loan for at least 12 months.  As a result, the Company has not included these balances as impaired loans.

Form 10-Q for the Quarterly Period Ended March 31, 2017

Item 1. Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

Note 7.  Loans, page 14

4.              We note you had one shared national credit for $9.6 million that was downgraded to doubtful and changed to non-accrual status during Q1’17.  Please tell us, and revise future filings, to disclose your accounting policies for shared national credits, including your charge-off policy, reserve policy, and if you rely on third parties to provide this information.

Management’s Response

The Company’s accounting policies for shared national credits, including our charge off and reserve policy, are consistent with the significant accounting policies disclosed in our financial statements for our total loan portfolio. Loans are placed on non-accrual when the loan becomes 90 days delinquent and any collateral or discounted cash flow deficiency is charged off. Shared national credits are included in our analysis of the allowance for loan loss and any amount considered uncollectible would be charged off against the allowance for loan loss.

The Company underwrites all shared national credits consistent with our underwriting guidelines. All shared national credits are subject to annual reviews where the risk rating of the loan is evaluated.  Additionally, the Company obtains quarterly financial information and performs a financial analysis on a regular basis to ensure that the borrower can comply with the financial terms of the loan.  The information used in the analysis is provided by the borrower through the agent bank.

The Company will revise future filings to disclose the Company’s accounting policies for shared national credits, including our charge-off policy, reserve policy, and the our reliance on third party information.

Please let me know if you need any additional information or have any questions.

Sincerely,

/s/ Thomas D. Cestare

Thomas D. Cestare
Chief Financial Officer
Beneficial Bancorp, Inc.